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                                                                    EXHIBIT 99.1

EXHIBIT 99.1 Narrative And Quantitative Explanation Of Change In Results Of Operations

     The Company expects to report that during the year ended March 31, 2001, the Company had net sales of approximately $ 90 million as compared to reported net sales of approximately $46 million for the year ended March 31, 2000. The Company also expects to report a net loss for the year ended March 31, 2001 that is significantly higher than the reported net loss of $9.7 million for the year ended March 31, 2000. The increase in loss during the year reflects the writedown of our U.K. operations to fair value, in connection with the placement of e-Net, a wholly-owned subsidiary, in receivership, the writedown of certain intangible assets resulting from our analysis of impairment under FASB 121, "Asset Impairment", and the continuing costs of the Company's internal product development.